Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Increase of the Offer to Acquire UTS Energy Corporation
to C$ 1.75 cash per Share
Paris, April 13, 2009 — Total announces today that Total E&P Canada Ltd. (the “Offeror”), a wholly-owned subsidiary of TOTAL S.A., has increased the consideration under its offer (the “Offer”) to acquire all of the outstanding common shares (the “Common Shares”) of UTS Energy Corporation (“UTS”) from C$1.30 cash per share to C$1.75 cash per share and that it has extended the expiry time for the Offer from 8:00 p.m. (Toronto time) on April 16, 2009 to 8:00 p.m. (Toronto time) on April 27, 2009. All other terms of the Offer described in the Offeror’s offer and circular dated January 29, 2009, as amended by a notice of extension dated March 30, 2009, remain unchanged.
The increased offer price represents a premium of approximately 111% over the closing price of C$0.83 for the Common Shares on January 27, 2009, the last trading day immediately preceding the announcement of the Offeror’s intention to make the Offer.
The Offeror anticipates mailing a Notice of Variation in respect of the amended offer on or about April 14, 2009.
Total Exploration & Production in Canada
Total is the operator of the Joslyn project with a 74% interest. The project will be developed using surface mining technologies. The production potential of the project is currently estimated at more than 200,000 barrels per day.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometres southeast of Fort McMurray. Phase One, which started in 2007, has a capacity of 27,000 barrels per day at plateau production and is currently producing 18,000 barrels per day. It will be followed by Phase Two which will bring total production to approximately 110,000 barrels per day. Future phases at Surmont are also under study.
In 2008, Total acquired Synenco Energy which held an interest in the Northern Lights project, and now holds 50% of the project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com